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                                               FOR ADDITIONAL INFORMATION
                                               Lauri Hanover
                                               Chief Financial Officer
                                               Sapiens International
                                               Tel:  +1-877-554-2426
                                                     +972-8-938-2701
                                               E-mail: lauri.h@sapiens.com


                   SAPIENS AND IDOR SIGN STRATEGIC AGREEMENT
     Enhances EuroMigration(TM) and eMerge(TM) Solutions on AS/400 Platform

Research Triangle Park, NC--March 29 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, and Idor Systems, a leading provider of AS/400 software tools, today announced the development of Sapiens ECR/400(TM), a proprietary diagnostic technology used in many of Sapiens' integrated solutions. The ECR/400 enhances Sapiens' two top-selling solution offerings--EuroMigration and eMerge--to an even broader customer base.

Sapiens' powerful diagnostics technology, the ECR(TM), is a remarkably adaptable foundation technology applied in virtually all of the Company's integrated solutions. The ECR was developed with an "open" operational platform to manage and view all enterprise IT components and data, and to assess inter and intra-systems conflict or impact. The newly developed ECR/400 integrates seamlessly with Sapiens' EuroMigration and eMerge solutions, and improves their efficacy on the AS/400 platform. Designed with flexibility in mind, the ECR/400 readily adapts to the solution's existing methodologies and thus, the proven integrity and advantages of the solutions are preserved while the benefits are optimized with multi-platform capabilities.

"Idor's international sales and marketing strategy is to establish mutually beneficial alliances with reputable, global solution providers. Sapiens is an ideal choice given their reputation, strong international presence, and excellent customer base and, more importantly, Sapiens is the recognized leader in the euro migration marketplace," said Ofer De-Picciotto, CEO of Idor Systems. "The Sapiens ECR/400 is an `all-in-one' technology that can facilitate a solution's effectiveness through all phases of the project by strengthening multi-platform functionality," he added.

"This cooperation further expands our proven EuroMigration solution on the AS/400 platform, providing us with the flexibility to address broader markets in need of AS/400 solutions," said Amir Barnea, VP EuroMigration Solution, Sapiens International. "Moreover, we can also offer our eMerge solution to an expanding EuroMigration customer base."

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About Idor Systems

Idor Systems Ltd. is a leading experienced provider of effective powerful user friendly software tools and services consisting of high skills and technology to supply AS/400 based installations with cost-effective solutions for their IT issues. The company is engaged in a wide variety of software related activities, which include development and marketing of software products as well as system analysis, design, development and implementation of tailored projects per customer request. Idor, an IBM business partner since 1987 as well as a Lotus business partner since 1997, specializing in Lotus notes and e-business development, employs highly trained and experienced personnel comprising of professionals of diverse skills and expertise varying from project management, system analysis, system design, programming and training.



About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com


                                     # # #


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.